Exhibit 12

COMPUTER SCIENCES CORPORATION
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown.  In calculating the ratio of earnings to fixed charges, earnings represent the sum of (i) income from continuing operations before income taxes and minority interest, (ii) (income)/loss for equity method investees, (iii) fixed charges, (iv) amortization of capitalized interest, (v) distributed income of equity method investees and (vi) our share of pre-tax losses in equity method investees, minus interest capitalized.  Fixed charges represent the sum of (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, (iii) estimated interest within rental expense and (iv) preference security dividend requirements of consolidated subsidiaries.

	Fiscal Year Ended
	April 3,	March 28,	March 30,	March 31,	April 1,
	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges	4.74	3.72	2.75	4.01	3.40
Earnings
Adjusted income before taxes (1)	$941,916	$919,525	$607,940	$761,290	$703,906
Plus: Fixed Charges	248,663	331,493	336,460	248,303	287,121
Plus: Other Expenses
(Income)/loss for equity method investees	(15,497)	(12,721)	(13,148)	(11,149)	(8,168)
Amortization of capitalized interest	212	264	264	310	310
Distributed income of equity method investees	12,066	11,319	10,134	10,062	3,587
Minority interest	(8,345)	(14,346)	(14,788)	(10,639)	(11,374)
Preference security dividend requirements of consolidated subsidiaries	(628)	(801)	(782)	(591)	(409)
Total earnings	$1,178,387	$1,234,733	$926,080	$997,586	$974,973

Fixed charges
Interest expense (2)	$260,493	$185,400	$217,900	$145,100	$173,700
Imputed interest on operating leases (3)	104,367	107,100	115,033	99,867	110,267
Tax Interest	(120,523)	35,300	--	--	--
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,698	2,892	2,745	2,745	2,745
Preference security dividend requirements of consolidated subsidiaries	628	801	782	591	409

Total fixed charges	$248,663	$331,493	$336,460	$248,303	$87,121

Ratio of earnings to fixed charges	4.74	3.72	2.75	4.02	3.40

Lease rental expense	$313,100	$321,300	$345,100	$299,600	$330,800

(1) Adjusted income before taxes excludes minority interest in consolidated subsidiaries and (income)/loss for equity method investees.
(2) Interest expense according to periodic filings.
(3) Imputed interest on operating leases is estimated to be one-third of current fiscal year lease rental expense.